SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JULY 16, 2004

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations (55 61) 415-1140 ri@brasiltelecom.com.br

Media Relations (55 61) 415-1378 cesarb@brasiltelecom.com.br

World's leading telecommunications operators form alliance to market fixed-mobile convergence products to their 145 million customers

Brasília, Brazil, July 14, 2004 - BRASIL TELECOM S.A. (BOVESPA: BRT03/BRT04; NYSE: BTM) and BRASIL TELECOM PARTICIPAÇÕOES S.A. (BOVESPA: BRTP3/BRTP4; NYSE: BRP) announce that the Fixed-Mobile Convergence Alliance (FMCA) was inaugurated today with six of the world's leading telecommunications operators as founding members.

The Alliance was formed to accelerate the development of Fixed-Mobile Convergence products and services to the 122 million fixed network and 23 million mobile customers served by its founding members. It is fully anticipated that the Alliance will encourage other major telecommunications operators around the world to drive the development of convergence services.

Fixed-Mobile Convergence is a transition point in the telecommunications industry that will finally remove the distinctions between fixed and mobile networks, providing a superior experience to customers by creating seamless services using a combination of fixed broadband and local access wireless technologies to meet their needs in home, in the office and on the street.

The founding members of the FMCA include many of the most innovative fixed and mobile telecommunications operators, as follows:

  Brasil Telecom;

  British Telecom;

  Korea Telecom;

  NTT Com;

  Rogers Wireless;

  Swisscom.

"Brasil Telecom participates in this original initiative in order to, together with its FMCA partners, develop innovative solutions and provide fixed and mobile convergent services, so as to offer a superior customer experience", says Ricardo Sacramento, Chief Operations Officer of Brasil Telecom GSM.

British Telecom has assumed the role of initial Chair of the Alliance, which will rotate every 12 months. Rogers Wireless will take the role of Vice-Chair during this period.

In addition to the founding members of the Alliance, a further 15 telecommunications operators from around the world have already contacted the FMCA to express their interest in joining the Alliance.

One of the FMCA's key objectives will be to present a common message to the telecommunications equipment vendor community regarding the development of standardsbased terminal and infrastructure equipment.

The members of the Alliance have been working together for several months and collaborated and shared information in the areas of concept development, experiences in different markets as well as new Convergence products and services.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 16, 2004

BRASIL TELECOM S.A.

By:	/S/ Carla Cico
Name: Carla Cico Title: President and Chief Executive Officer